

January 18, 2017

Barry B. Goldstein
President and Chief Executive Officer
Kingstone Companies, Inc.
15 Joys Lane
Kingston, NY 12401

> **Re: Kingstone Companies, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 4, 2017**
> **File No. 333-215426**

Dear Mr. Goldstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed January 4, 2017

Incorporation of Documents by Reference, page 49

1. Please incorporate all 8-Ks filed since the end of your latest fiscal year by reference into the S-3, as required by Item 12(a)(2) of Form S-3. In this regard, we note that the 5.02 8-K filed on March 31, 2016 as well as several 8.01 8-Ks have not been incorporated by reference.

Exhibits

2. We note that counsel has indicated in its legality opinion that the opinion is intended for the exclusive use by the Company's board of directors. This appears to be an inappropriate limitation on reliance in that it precludes potential purchasers of the securities being registered from relying on the opinion. Please have counsel revise the opinion to remove this limitation on reliance. For guidance, please refer to Part II.B.3.d of Staff Legal Bulletin No. 19.

3. We note that you are registering debt securities under the registration statement. Please file the Form of Indenture, referenced in the Exhibit Index as Exhibit 4.1, in a pre-effective amendment to the registration statement. For further guidance, please refer to Trust Indenture Act CDIs 201.02 and 201.04.

4. Please include a reference in the exhibits index indicating that the Form T-1 will be filed after effectiveness pursuant to Section 305(b)(2) of the Trust Indenture Act. For further guidance, please refer to Trust Indenture Act CDIs 206.01 and 220.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Samples at 202-551-3199 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Fred Skolnik, Esq.